UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NXP Semiconductors N.V.

(Name of Subject Company (Issuer))

Qualcomm River Holdings B.V.

(Offeror)

an indirect, wholly-owned subsidiary of

QUALCOMM Incorporated

(Ultimate Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common shares, par value €0.20 per share

(Title of Class of Securities)

N6596X109

(CUSIP Number of Class of Securities)

Donald J. Rosenberg

Executive Vice President, General Counsel and Corporate Secretary

QUALCOMM Incorporated

5775 Morehouse Drive

San Diego, California 92121

Telephone: (858) 587-1121

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Scott A. Barshay Steven J. Williams Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 +1 212 373 3000	Christiaan de Brauw Allen & Overy LLP Apollolaan 15 PO Box 75440 Amsterdam 1070 AK Netherlands +31 20 674 1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$38,449,657,591.00	$4,456,315.31

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 335,177,459 common shares, par value €0.20 per share (not including treasury shares), of NXP Semiconductors N.V. multiplied by the offer consideration of $110.00 per share, (ii) the net offer consideration for 9,862,580 shares issuable pursuant to outstanding options with an exercise price less than $110.00 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $110.00 minus the weighted average exercise price for such options of $37.05 per share), (iii) 7,090,302 shares subject to issuance pursuant to restricted stock units multiplied by the offer consideration of $110.00 per share and (iv) 733,897 shares subject to issuance pursuant to outstanding performance-based restricted stock units multiplied by the offer consideration of $110.00 per share. The foregoing share figures have been provided by the issuer to the offeror and are as of November 15, 2016, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Qualcomm River Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and an indirect, wholly owned subsidiary of QUALCOMM Incorporated, a Delaware corporation (“Qualcomm” or “Parent”), for all outstanding common shares, par value €0.20 per share (the “Shares”), of NXP Semiconductors N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“NXP”) at a price of $110.00 per share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash, upon the terms and conditions set forth in the offer to purchase dated November 18, 2016 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

NXP Semiconductors N.V.

60 High Tech Campus

5656 AG

Eindhoven

The Netherlands

+31-40-2728686

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all outstanding Shares. NXP has advised Parent and Purchaser that as of November 15, 2016, 335,177,459 Shares were outstanding (not including treasury shares) and 17,686,779 Shares were subject to stock options, restricted stock units and performance-based restricted stock units. The information set forth on the cover page and in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Certain Information Concerning Parent and Purchaser” and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Background of the Offer; Past Contacts or Negotiations with NXP” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Background of the Offer; Past Contacts or Negotiations with NXP” “The Purchase Agreement; Other Agreements” and “Purpose of the Offer; Plans for NXP” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Offer to Purchase entitled “Purpose of the Offer; Plans for NXP” is incorporated herein by reference.

(c) (1)-(7) Plans. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Source and Amount of Funds,” “Background of the Offer; Past Contacts or Negotiations with NXP,” “The Purchase Agreement; Other Agreements,” “Purpose of the Offer; Plans for NXP,” “Certain Effects of the Offer,” and “Dividends and Distributions” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Source and Amount of Funds,” “Background of the Offer; Past Contacts or Negotiations with NXP,” and “The Purchase Agreement; Other Agreements” is incorporated herein by reference.

(b) Conditions. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Source and Amount of Funds,” “Background of the Offer; Past Contacts or Negotiations with NXP,” “The Purchase Agreement; Other Agreements” and “Certain Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Source and Amount of Funds,” “Background of the Offer; Past Contacts or Negotiations with NXP” and “The Purchase Agreement; Other Agreements” is incorporated herein by reference.

Item 8.	Interest to Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” and “Purpose of the Offer; Plans for NXP” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions. None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Procedures for Accepting the Offer and Tendering Shares,” “Background of the Offer; Past Contacts or Negotiations with NXP” and “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Background of the Offer; Past Contacts or Negotiations with NXP,” “The Purchase Agreement; Other Agreements,” “Purpose of the Offer; Plans for NXP,” “Certain Effects of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 18, 2016.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on November 18, 2016.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by QUALCOMM Incorporated and NXP Semiconductors N.V., dated October 27, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(a)(5)(B)	Investor Presentation, dated October 27, 2016 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(a)(5)(C)	Press Release issued by QUALCOMM Incorporated, dated November 18, 2016, announcing launch of Tender Offer.*

(a)(5)(D)	Transcript of Video Message from Steve Mollenkopf, Chief Executive Officer of QUALCOMM Incorporated, first made available to employees of NXP Semiconductors N.V. on October 27, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(a)(5)(E)	Transcript of Investor Conference Call held by QUALCOMM Incorporated and NXP Semiconductors N.V on October 27, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(b)(1)	364-Day Bridge Loan Facility Commitment Letter, dated October 27, 2016, by and among QUALCOMM Incorporated, Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A.*

Exhibit No.	Description

(b)(2)	Bridge Joinder Letter, dated November 8, 2016, by and among QUALCOMM Incorporated, Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A. and the additional lenders party thereto.*

(b)(3)	Credit Agreement, dated November 8, 2016, by and among QUALCOMM Incorporated, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on November 9, 2016).

(b)(4)	Amended and Restated Credit Agreement, dated November 8, 2016, by and among QUALCOMM Incorporated, the lenders party thereto and Bank of America, N.A., as administrative agent, swing line lender and L/C issuer (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on November 9, 2016).

(c)	Not applicable.

(d)(1)	Purchase Agreement, dated as of October 27, 2016, by and between Qualcomm River Holdings B.V. and NXP Semiconductors N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(d)(2)	Letter Agreement, dated as of October 27, 2016, by and between QUALCOMM Incorporated and Qualcomm River Holdings B.V. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(d)(3)	Pledge, Assignment and Security Agreement, dated as of October 27, 2016, by and between NXP Semiconductors N.V. and Qualcomm River Holdings B.V. (incorporated by reference to Exhibit A of Exhibit 10.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(d)(4)	Disclosed Pledge of Receivables, dated as of October 27, 2016, by and between NXP Semiconductors N.V. and Qualcomm River Holdings B.V. (incorporated by reference to Exhibit B of Exhibit 10.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(d)(5)	Confidentiality Agreement, effective as of July 4, 2016, by and between QUALCOMM Incorporated and NXP B.V.*

(d)(6)	Exclusivity Agreement, dated as of October 6, 2016, by and between QUALCOMM Incorporated and NXP Semiconductors N.V.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2016

Qualcomm River Holdings B.V.

By:	/s/ Edwin Denekamp
Name: Edwin Denekamp
Title: Managing Director A

By:	/s/ Adam Schwenker
Name: Adam Schwenker
Title: Managing Director B

QUALCOMM Incorporated

By:	/s/ Donald J. Rosenberg
Name: Donald J. Rosenberg
Title: Executive Vice President,
General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 18, 2016.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on November 18, 2016.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by QUALCOMM Incorporated and NXP Semiconductors N.V., dated October 27, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(a)(5)(B)	Investor Presentation, dated October 27, 2016 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(a)(5)(C)	Press Release issued by QUALCOMM Incorporated, dated November 18, 2016, announcing launch of Tender Offer.*

(a)(5)(D)	Transcript of Video Message from Steve Mollenkopf, Chief Executive Officer of QUALCOMM Incorporated, first made available to employees of NXP Semiconductors N.V. on October 27, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(a)(5)(E)	Transcript of Investor Conference Call held by QUALCOMM Incorporated and NXP Semiconductors N.V on October 27, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(b)(1)	364-Day Bridge Loan Facility Commitment Letter, dated October 27, 2016, by and among QUALCOMM Incorporated, Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A.*

(b)(2)	Bridge Joinder Letter, dated November 8, 2016, by and among QUALCOMM Incorporated, Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A. and the additional lenders party thereto.*

(b)(3)	Credit Agreement, dated November 8, 2016, by and among QUALCOMM Incorporated, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on November 9, 2016).

Exhibit No.	Description

(b)(4)	Amended and Restated Credit Agreement, dated November 8, 2016, by and among QUALCOMM Incorporated, the lenders party thereto and Bank of America, N.A., as administrative agent, swing line lender and L/C issuer (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on November 9, 2016).

(c)	Not applicable.

(d)(1)	Purchase Agreement, dated as of October 27, 2016, by and between Qualcomm River Holdings B.V. and NXP Semiconductors N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(d)(2)	Letter Agreement, dated as of October 27, 2016, by and between QUALCOMM Incorporated and Qualcomm River Holdings B.V. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(d)(3)	Pledge, Assignment and Security Agreement, dated as of October 27, 2016, by and between NXP Semiconductors N.V. and Qualcomm River Holdings B.V. (incorporated by reference to Exhibit A of Exhibit 10.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(d)(4)	Disclosed Pledge of Receivables, dated as of October 27, 2016, by and between NXP Semiconductors N.V. and Qualcomm River Holdings B.V. (incorporated by reference to Exhibit B of Exhibit 10.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(d)(5)	Confidentiality Agreement, effective as of July 4, 2016, by and between QUALCOMM Incorporated and NXP B.V.*

(d)(6)	Exclusivity Agreement, dated as of October 6, 2016, by and between QUALCOMM Incorporated and NXP Semiconductors N.V.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.